June 26, 2007
VIA EDGAR AND COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attn:	Russell Mancuso Eduardo Aleman Brian Cascio Lynn Dicker

Re:	comScore, Inc. Registration Statement on Form S-1 File No. 333-141740 Initially filed on April 2, 2007 Amendment No. 5 filed on June 26, 2007
Ladies and Gentlemen:
     On behalf of comScore, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 25, 2007 (the “June 25 Staff Letter”), relating to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-141740) (the “Registration Statement”) filed with the Commission on June 22, 2007 (“Amendment No. 4”).
     The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 5.

U. S. Securities and Exchange Commission
June 26, 2007

     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 5. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 5. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
Fee Table
1.	Please clarify the section of rule 457 on which you rely.
RESPONSE TO COMMENT 1:
     The Company has revised its disclosure on the cover page of Amendment No. 5 in response to the Staff’s comment to clarify that the Company is relying on Rule 457(a).
Exhibit 5.1
2.	We note the last sentence of the second paragraph. Please file an opinion that does not imply that counsel (1) is not qualified to opine on governing law or (2) examined only a portion of relevant law.
RESPONSE TO COMMENT 2:
     The Company’s counsel has revised its opinion provided in Exhibit 5.1 of Amendment No. 5 in response to the Staff’s comment to eliminate any implication that counsel is not qualified to opine on governing law or examined only a portion of relevant law and to clarify for which jurisdictions the Company’s counsel is expressing an opinion as to the application or effects of the laws of such jurisdictions.
3.	Please revise the third paragraph to clearly indicate whether the opinion covers the shares offered for the selling security holders.
RESPONSE TO COMMENT 3:
     The Company’s counsel has revised its opinion provided in Exhibit 5.1 of Amendment No. 5 in response to the Staff’s comment to clarify that such opinion covers both the shares offered by the Company as well as the shares offered by the Selling Stockholders.

U. S. Securities and Exchange Commission
June 26, 2007

4.	Given that the opinion is conditioned on the terms of the underwriting agreement, please tell us why the opinion must also be conditioned on the board resolutions. Include in your response how the board resolutions differ from the disclosure in the prospectus and the underwriting agreement.
RESPONSE TO COMMENT 4:
     The Company’s counsel has revised its opinion provided in Exhibit 5.1 of Amendment No. 5 in response to the Staff’s comment to remove any conditioning of its opinion on the resolutions of the Company’s board of directors.
5.	Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to the “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should submit this written confirmation as correspondence on the EDGAR system.
RESPONSE TO COMMENT 5:
     The Company’s counsel has revised its opinion provided in Exhibit 5.1 of Amendment No. 5 in response to the Staff’s comment to clarify that the reference and limitation to the “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
* * * *

U. S. Securities and Exchange Commission
June 26, 2007

     Please direct your questions or comments regarding this letter or Amendment No. 5 to the undersigned or Mark R. Fitzgerald at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael C. Labriola

Michael C. Labriola

cc:	Magid M. Abraham, Ph.D., comScore, Inc. John M. Green, comScore, Inc. Christiana L. Lin, comScore, Inc. Robert G. Day Mark R. Fitzgerald Andrew J. Pitts, Cravath, Swaine & Moore LLP